UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

VERRA MOBILITY CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92511U102

(CUSIP Number)

S. Kris Agarwal

Platinum Equity Advisors, LLC

360 North Crescent Drive, South Building

Beverly Hills, CA 90210

(310) 712-1850

With a copy to:

Matthew B. Dubeck

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, CA 90071

(213) 229-7622

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92511U102	Page 2

1.	Names of Reporting Persons: PE Greenlight Holdings, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 41,239,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 41,239,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,239,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 26.0%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of May 31, 2019, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC pursuant to Rule 424(b)(4) on June 7, 2019. See Item 5 of this Amendment No. 3 to Schedule 13D.

CUSIP No. 92511U102	Page 3

1.	Names of Reporting Persons: Platinum Equity Capital Partners IV, L.P.
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 41,239,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 41,239,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,239,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 26.0%*
14.	Type of Reporting Person PN

*

Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of May 31, 2019, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC pursuant to Rule 424(b)(4) on June 7, 2019. See Item 5 of this Amendment No. 3 to Schedule 13D.

CUSIP No. 92511U102	Page 4

1.	Names of Reporting Persons: Platinum Equity Partners IV, L.P.
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 41,239,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 41,239,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,239,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 26.0%*
14.	Type of Reporting Person PN

*

Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of May 31, 2019, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC pursuant to Rule 424(b)(4) on June 7, 2019. See Item 5 of this Amendment No. 3 to Schedule 13D.

CUSIP No. 92511U102	Page 5

1.	Names of Reporting Persons: Platinum Equity Partners IV, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 41,239,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 41,239,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,239,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 26.0%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of May 31, 2019, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC pursuant to Rule 424(b)(4) on June 7, 2019. See Item 5 of this Amendment No. 3 to Schedule 13D.

CUSIP No. 92511U102	Page 6

1.	Names of Reporting Persons: Platinum Equity Investment Holdings IV, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 41,239,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 41,239,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,239,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 26.0%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of May 31, 2019, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC pursuant to Rule 424(b)(4) on June 7, 2019. See Item 5 of this Amendment No. 3 to Schedule 13D.

CUSIP No. 92511U102	Page 7

1.	Names of Reporting Persons: Platinum Equity Investment Holdings IV Manager, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 41,239,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 41,239,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,239,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 26.0%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of May 31, 2019, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC pursuant to Rule 424(b)(4) on June 7, 2019. See Item 5 of this Amendment No. 3 to Schedule 13D.

CUSIP No. 92511U102	Page 8

1.	Names of Reporting Persons: Platinum Equity InvestCo, L.P.
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 41,239,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 41,239,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,239,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 26.0%*
14.	Type of Reporting Person PN

*

Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of May 31, 2019, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC pursuant to Rule 424(b)(4) on June 7, 2019. See Item 5 of this Amendment No. 3 to Schedule 13D.

CUSIP No. 92511U102	Page 9

1.	Names of Reporting Persons: Platinum Equity Investment Holdings IC (Cayman), LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 41,239,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 41,239,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,239,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 26.0%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of May 31, 2019, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC pursuant to Rule 424(b)(4) on June 7, 2019. See Item 5 of this Amendment No. 3 to Schedule 13D.

CUSIP No. 92511U102	Page 10

1.	Names of Reporting Persons: Platinum InvestCo (Cayman), LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 41,239,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 41,239,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,239,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 26.0%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of May 31, 2019, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC pursuant to Rule 424(b)(4) on June 7, 2019. See Item 5 of this Amendment No. 3 to Schedule 13D.

CUSIP No. 92511U102	Page 11

1.	Names of Reporting Persons: Platinum Equity Investment Holdings, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 41,239,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 41,239,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,239,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 26.0%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of May 31, 2019, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC pursuant to Rule 424(b)(4) on June 7, 2019. See Item 5 of this Amendment No. 3 to Schedule 13D.

CUSIP No. 92511U102	Page 12

1.	Names of Reporting Persons: Platinum Equity, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 47,391,293*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 47,391,293*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,391,293*
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 29.9%*
14.	Type of Reporting Person OO (Limited liability company)

*

Includes 44,780,088 shares of Class A Common Stock and 2,611,205 shares of Class A Common Stock issuable upon exercise of 2,611,205 warrants to purchase Class A Stock. Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of May 31, 2019, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC pursuant to Rule 424(b)(4) on June 7, 2019. See Item 5 of this Amendment No. 3 to Schedule 13D.

CUSIP No. 92511U102	Page 13

1.	Names of Reporting Persons: Tom Gores
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 47,391,293*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 47,391,293*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,391,293*
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 29.9%*
14.	Type of Reporting Person IN

*

Includes 44,780,088 shares of Class A Common Stock and 2,611,205 shares of Class A Common Stock issuable upon exercise of 2,611,205 warrants to purchase Class A Stock. Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of May 31, 2019, as reported in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC pursuant to Rule 424(b)(4) on June 7, 2019. See Item 5 of this Amendment No. 3 to Schedule 13D.

CUSIP No. 92511U102	Page 14

Introductory Note

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 29, 2018, as amended by Amendment No. 1 to Schedule 13D, filed with the SEC on February 14, 2019 and Amendment No. 2 to Schedule 13D, filed with the SEC on May 1, 2019 (together, the “Schedule 13D”) with respect to the Class A common stock, par value $0.0001 per share (the “Class A Stock”), of Verra Mobility Corporation, a Delaware corporation (the “Issuer”). This Amendment No. 3 is being filed to amend and supplement the Schedule 13D in connection with the sale by PE Greenlight Holdings, LLC, a Delaware limited liability company (“PE Greenlight”), of 15,000,000 shares of Class A Stock pursuant to the underwriting agreement described in Item 4 below. Capitalized terms used but not defined have the meaning given them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On June 5, 2019, PE Greenlight entered into that certain Underwriting Agreement with the Issuer and Deutsche Bank Securities Inc. (“DB”), as representative of the underwriters (the “Underwriting Agreement”), pursuant to which PE Greenlight agreed to sell an aggregate of 15,000,000 shares of Class A Stock, at a price of $12.125 per share (the “Offering”). The Offering closed on June 10, 2019. In addition, pursuant to the Underwriting Agreement, PE Greenlight granted the underwriters an option that expires 30 days from the date of the Underwriting Agreement to purchase up to an additional 2,250,000 shares of Class A Stock at the Offering price. The shares of Class A Stock were offered and sold pursuant to the Issuer’s registration statement on Form S-3 (Registration No. 333-227952). The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Underwriting Agreement, which is incorporated by reference herein as an exhibit hereto and is incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons may be deemed to beneficially own the number of shares of Class A Stock (including shares of Class A Stock underlying Class A Warrants) set forth in the table below, representing the approximate percentage of Issuer’s outstanding shares of Class A Stock set forth in the table below as calculated pursuant to Rule 13d-3 (based on the 158,556,642 shares of Class A Stock, which represents the number of shares of Class A Stock stated to be outstanding as of May 31, 2019 by the Issuer in the Issuer’s Prospectus Supplement (File No. 333-227952), filed with the SEC pursuant to Rule 424(b)(4) on June 7, 2019).

The following sets forth the aggregate number of shares and percentage of Class A Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, based on 158,556,642 shares of Class A Stock outstanding as of May 31, 2019, as described above.

CUSIP No. 92511U102	Page 15

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
PE Greenlight Holdings, LLC	41,239,744	26.0%	0	41,239,744	0	41,239,744
Platinum Equity Capital Partners IV, L.P.	41,239,744	26.0%	0	41,239,744	0	41,239,744
Platinum Equity Partners IV, L.P.	41,239,744	26.0%	0	41,239,744	0	41,239,744
Platinum Equity Partners IV, LLC	41,239,744	26.0%	0	41,239,744	0	41,239,744
Platinum Equity Investment Holdings IV, LLC	41,239,744	26.0%	0	41,239,744	0	41,239,744
Platinum Equity Investment Holdings IV Manager, LLC	41,239,744	26.0%	0	41,239,744	0	41,239,744
Platinum Equity InvestCo, L.P.	41,239,744	26.0%	0	41,239,744	0	41,239,744
Platinum Equity Investment Holdings IC (Cayman), LLC	41,239,744	26.0%	0	41,239,744	0	41,239,744
Platinum InvestCo (Cayman), LLC	41,239,744	26.0%	0	41,239,744	0	41,239,744
Platinum Equity Investment Holdings, LLC	41,239,744	26.0%	0	41,239,744	0	41,239,744
Platinum Equity, LLC	47,391,293	29.9%	0	47,391,293	0	47,391,293
Tom Gores	47,391,293	29.9%	0	47,391,293	0	47,391,293

Other than as reported in Amendment No. 2, with respect to the 2,500,000 shares of Class A Stock acquired by PE Greenlight pursuant to the terms of the Merger Agreement on April 30, 2019, and the sale of the 15,000,000 shares of Class A Stock pursuant to the Underwriting Agreement as described herein, none of the Reporting Persons has engaged in any transaction in shares of Class A Stock in the 60 days prior to the filing of this Amendment No. 3.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

Underwriting Agreement

On June 5, 2019, the Issuer, PE Greenlight and DB entered into the Underwriting Agreement pursuant to which, among other things, PE Greenlight agreed to sell an aggregate of 15,000,000 shares of Class A Stock at a price of $12.125 per share, and granted the underwriters an option that expires 30 days from the date of the Underwriting Agreement to purchase up to an additional 2,250,000 shares of Class A Stock at the Offering price. The sale of the 15,000,000 shares of Class A Stock by PE Greenlight in the Offering closed on June 10, 2019.

The foregoing summary of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Underwriting Agreement, which is incorporated by reference herein as an exhibit hereto and is incorporated into this Item 6 by reference.

Lock-Up Agreement

In connection with the Offering, PE Greenlight entered into a lock-up agreement (the “Lock-Up Agreement”) with DB, as representative of the underwriters, pursuant to which PE Greenlight agreed that, for a period of 60 days from the date of the Underwriting Agreement, except with the prior written consent of DB, it would not, among other things, and subject to certain exceptions set forth in the Lock-Up Agreement, (i) offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of Class A Stock, including shares of Class A Stock which may be deemed to be beneficially owned by PE Greenlight in accordance with SEC rules and regulations and any other security convertible into or exchangeable for Class A Stock or (ii) enter into any Hedging Transaction (as defined in the Lock-Up Agreement) relating to the Class A Stock.

The foregoing summary of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Lock-Up Agreement, a copy of which is incorporated by reference herein as an exhibit hereto and is incorporated into this Item 6 by reference.

Item 7. Materials to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 1	Joint Filing Agreement pursuant to Rule 13d-1(k) (previously filed).

Exhibit 2	Investor Rights Agreement, dated as of October 17, 2018, by and among Verra Mobility Corporation and PE Greenlight Holdings, LLC (filed as Exhibit 10.3 to the Current Report on Form 8-K of the Issuer on October 22, 2018 and incorporated herein by reference).

Exhibit 3	Merger Agreement, dated as of June 21, 2018, by and among Gores Holdings II, Inc., AM Merger Sub I, Inc., AM Merger Sub II, LLC, Greenlight Holding II Corporation and PE Greenlight Holdings, LLC, in its capacity as the Stockholder Representative (filed as Exhibit 2.1 to the Current Report on Form 8-K of the Issuer on June 21, 2018 and incorporated herein by reference).

Exhibit 4	Form of Investor Representation Letter (filed as Exhibit 2.1 (exhibit F thereto) to the Current Report on Form 8-K of the Issuer on June 21, 2018 and incorporated herein by reference).

Exhibit 5	Letter Agreement, dated January 12, 2017, by and among Gores Holdings II, Inc., Alec Gores, Mark R. Stone, Dominick J. Schiano, Andrew McBride, Randall Bort, William Patton, Jeffrey G. Rea and Gores Sponsor II LLC (filed as Exhibit 10.5 to the Current Report on Form 8-K of the Issuer on January 19, 2017 and incorporated herein by reference).

Exhibit 6	Second Amended and Restated Certificate of Incorporation of Verra Mobility Corporation, dated as of October 17, 2018 (filed as Exhibit 3.1 to the Current Report on Form 8-K of the Issuer on October 22, 2018 and incorporated herein by reference).

Exhibit 7	Power of Attorney of Tom Gores (filed as Exhibit 24 to the Form 3 of the Reporting Entities on October 19, 2018 and incorporated herein by reference).

Exhibit 8	Underwriting Agreement, dated as of June 5, 2019, by and among the Issuer, PE Greenlight Holdings, LLC and Deutsche Bank Securities Inc. (filed as Exhibit 1.1 to the Current Report on Form 8-K of the Issuer on June 10, 2019 and incorporated herein by reference).

Exhibit 9	Lock-Up Agreement, dated as of June 3, 2019, by and between PE Greenlight Holdings, LLC and Deutsche Bank (included as Exhibit A to Exhibit 8 to this Amendment No. 3 to Schedule 13D).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2019

PE GREENLIGHT HOLDINGS, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY CAPITAL PARTNERS IV, L.P.

By:	Platinum Equity Partners IV, L.P.,
Its:	General Partner

By:	Platinum Equity Partners IV, LLC,
Its:	General Partner

By:	/s/ Justin Maroldi

Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY PARTNERS IV, L.P.

By:	Platinum Equity Partners IV, LLC,
Its:	General Partner

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY PARTNERS IV, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS IV, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS IV MANAGER, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTCO, L.P.

By:	Platinum Equity Investment Holdings IC (Cayman), LLC,
Its:	General Partner

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS IC (CAYMAN), LLC

By:	/s/ Justin Maroldi

Name:	Justin Maroldi
Title:	Assistant Secretary

PLATINUM INVESTCO (CAYMAN), LLC

By:	/s/ Justin Maroldi

Name:	Justin Maroldi
Title:	Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS, LLC

By:	/s/ Justin Maroldi

Name:	Justin Maroldi
Title:	Assistant Secretary

PLATINUM EQUITY, LLC

By:	/s/ Justin Maroldi

Name:	Justin Maroldi
Title:	Assistant Secretary

TOM GORES

By:	/s/ Mary Ann Sigler

Name:	Mary Ann Sigler
Title:	Attorney-in-Fact